UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from:             to

Commission file number: 1-13754

THE ALLMERICA FINANCIAL AGENTS’ RETIREMENT PLAN

(Full title of the plan)

THE HANOVER INSURANCE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3263626
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

440 Lincoln Street, Worcester, Massachusetts 01653

(Address of principal executive offices)

(Zip Code)

(508) 855-1000

(Registrant’s telephone number, including area code)

The Allmerica Financial

Agents’ Retirement Plan

Financial Statements

December 31, 2008 and 2007

The Allmerica Financial Agents’ Retirement Plan

December 31, 2008 and 2007

Statements of Net Assets Available for Benefits	1
Statements of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3-9

Schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

The Allmerica Financial Agents’ Retirement Plan

Statements of Net Assets Available for Benefits

At December 31,

	2008	2007
Assets
Investments, at fair value:
Registered Investment Companies:
Fidelity Equity – Income Fund	$—	$188,567	*
PIMCO Total Return Fund – Administrative Class	—	95,653	*
Spartan U.S. Equity Index Fund – Investor Class	—	88,452	*
Fidelity Retirement Money Market Portfolio	—	81,453	*
Fidelity Low – Priced Stock Fund	—	53,910
Fidelity Diversified International Fund	—	51,721
American Funds Growth Fund of America – Class R4	—	36,858
Fidelity Small Cap Stock Fund	—	32,074
Fidelity Freedom Income Fund	—	4,138
Artisan Mid Cap Investor Class	—	2,567

	—	635,393

Common Collective Trust:
Fidelity Managed Income Portfolio II – Class 2	—	709,084	*

The Hanover Insurance Group Company Stock Fund:
The Hanover Insurance Group, Inc. Common Stock	—	12,230
Cash and equivalents	—	526

	—	12,756

Net assets available for benefits at fair value	—	1,357,233

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	5,376

Net assets available for benefits	$—	$1,362,609

*	Amount represents 5% or more of net assets available for benefits at December 31, 2007.

The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents’ Retirement Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2008	2007
(Reductions) additions to net assets attributed to:
Net investment (losses) gains:
Net (depreciation) appreciation of:
Registered Investment Companies	$(57,610)	$663,889
The Hanover Insurance Group Company Stock Fund	(1,831)	(31,412)
Interest and dividend income	24,691	304,015

Total net investment (losses) gains	(34,750)	936,492

Benefits paid to participants	(1,327,859)	(12,122,059)

Net decrease	(1,362,609)	(11,185,567)

Net assets available for benefits, beginning of year	1,362,609	12,548,176

Net assets available for benefits, end of year	$—	$1,362,609

The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents’ Retirement Plan

December 31, 2008 and 2007

NOTE 1 - Description of plan

The following description of The Allmerica Financial Agents’ Retirement Plan (the “Plan”) is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan was a qualified defined contribution plan for certain common-law employees and statutory insurance agents previously employed by or contracted with First Allmerica Financial Life Insurance Company (“FAFLIC”), and Allmerica Financial Life Insurance and Annuity Company (“AFLIAC”). FAFLIC and AFLIAC formerly were wholly-owned subsidiaries of The Hanover Insurance Group, Inc. (“THG”). Effective January 1, 2008, The Hanover Insurance Company (“Hanover Insurance”, the “Company” or the “Sponsor”), a subsidiary of THG and former affiliate of FAFLIC, became the common employer for all employees of THG and its subsidiaries. As such, sponsorship of all employee benefit and pension plans was transferred from FAFLIC to Hanover Insurance.

On June 22, 2004, the Board of Directors of FAFLIC voted to terminate the Plan. This termination was preceded by a partial Plan termination in 2002, which resulted from a decision to terminate all agent contracts. On March 29, 2007, the Plan Sponsor received approval from the Internal Revenue Service (“IRS”) to terminate the Plan and distribute all assets (see Note 6 – Plan termination). As of December 31, 2008 all of the assets of the Plan have been distributed.

Recordkeeping services of the Plan were provided by Fidelity Investments Institutional Operations Company, Inc. and trustee services of the Plan were provided by Fidelity Management Trust Company. In addition, the Plan was administered by the Sponsor (the “Plan Administrator”) and was subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The rules of Form 11-K require financial statements to be examined “to the extent required by ERISA.” ERISA does not require plans that have less than 100 participants as of the beginning of the plan year to have the financial statements examined. Whereas the plan has less than 100 participants as of January 1, 2008, the financial information has not been examined by an independent registered public accountant.

Eligibility

The Company no longer employs any eligible insurance agents (see Note 6 – Plan termination).

The Allmerica Financial Agents’ Retirement Plan

December 31, 2008 and 2007

NOTE 1 - Description of plan (continued)

Employer contributions

No contributions were made for the 2008 or 2007 Plan years pursuant to the provisions of the Plan’s partial termination (see Note 6 – Plan termination).

Reallocated forfeitures

In accordance with rules and procedures that were approved by the IRS, forfeitures of employer contributions which related to non-vested participants were reallocated among eligible Plan participants. There were no forfeitures in 2008 or 2007, as all remaining participant account balances are fully vested.

Participant accounts

Pursuant to the 2002 partial Plan termination (see Note 6 – Plan termination), participants in the Plan were not eligible to make 401(k) contributions during either 2008 or 2007.

Prior to the complete distribution of the Plan’s assets at December 30, 2008, each participant had the ability to monitor and re-direct his or her funds in accordance with the provisions of the Plan. All investment income was reinvested in the same investment vehicle as the investment election and was credited to the respective participant account. Pursuant to the termination of the Plan, account balances were distributed to each participant in accordance with IRS regulations (see Note 6 – Plan termination).

Participant loans

There were no outstanding loan balances as of December 31, 2008 and 2007, respectively.

Distributions and vesting provisions

At December 31, 2002, pursuant to the Plan’s partial termination provisions (see Note 6 – Plan termination) all employer contributions for participants became 100% vested. Account balances were payable at the request of the participant. Distributions to participants were payable either through a lump sum payment, installment or annuity form of payment as elected by the participant. If a lump sum distribution was elected, the participant had the option of taking his or her balance in The Hanover Insurance Group Company Stock Fund (“THG Stock Fund”) in-kind.

Payments from the Plan were subject to limitations and requirements specified in the Plan document.

The Allmerica Financial Agents’ Retirement Plan

December 31, 2008 and 2007

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been presented on the liquidation basis of accounting, in accordance with generally accepted accounting principles. There currently is no difference between the liquidation and accrual bases of accounting for this Plan.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“Statement No. 157”). This statement creates a common definition of fair value to be used throughout generally accepted accounting principles. Statement No. 157 applies whenever another standard requires or permits assets or liabilities to be measured at fair value, with certain exceptions. The standard establishes a hierarchy for determining fair value which emphasizes the use of observable market data whenever available. The statement also requires expanded disclosures which include the extent to which assets and liabilities are measured at fair value, the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. Statement No. 157 was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The difference between the carrying amounts and fair values of those financial instruments held at the date this statement was applied should be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year in which this statement is initially applied. Additionally, in February 2008, the FASB issued Staff Position FAS 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of Statement No. 157 for all non-recurring fair value measurements of nonfinancial assets and nonfinancial liabilities until the fiscal year beginning after November 15, 2008. The Plan currently does not hold any nonfinancial assets or liabilities which are required to be reflected at fair value. In October 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS No. 157-3”). This FSP clarifies how Statement No. 157 should be applied when valuing securities in markets that are not active. This Statement provides guidance on how companies may use judgment, in addition to

The Allmerica Financial Agents’ Retirement Plan

December 31, 2008 and 2007

NOTE 2 - Significant accounting policies (continued)

market information, in certain circumstances to value assets which have inactive markets. This FSP is effective upon issuance, including prior periods that financial statements have not yet been issued. On January 1, 2008, the Plan applied the provisions of Statement No. 157. The effect of adopting Statement No. 157 and the related FSPs was not material to the Plan’s net assets available for benefits or changes in net assets available for benefits.

Valuation of investments

Investments in Registered Investment Companies and the THG Stock Fund are carried at fair value. The investment in the common collective trust is reflected at fair value with an adjustment from this fair value to contract value in a separate line item in the Statement of Net Assets Available for Benefits. Fair value is measured in accordance with Statement No. 157. See Note 3 – Fair Value Measurements for further detail.

Purchases and sales of securities are accounted for as of the trade date. Dividends are recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Net (depreciation) appreciation on the fair value of investments includes realized (losses) gains and unrealized (depreciation) appreciation of the investments.

Administrative expenses and other fees

Expenses related to the management of investments are reflected in the value of each investment vehicle in 2008 and 2007. All other fees incurred in 2008 and 2007 in the administration of the Plan were paid by the Sponsor.

Payment of benefits

Benefits are recorded when paid.

NOTE 3 - Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement No. 157. Statement No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability, i.e., exit price, in an orderly transaction between market participants and also establishes a hierarchy for determining fair value. This hierarchy emphasizes the use of observable market data where available. Three broad levels defined by the fair value hierarchy are as follows, with the highest priority given to Level 1 as these are the most reliable, and the lowest priority given to Level 3:

Level 1	-	Quoted prices in active markets for identical assets.

The Allmerica Financial Agents’ Retirement Plan

December 31, 2008 and 2007

NOTE 3 - Fair Value Measurements (continued)

Level 2	-	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, including model-derived valuations.

Level 3	-	Unobservable inputs that are supported by little or no market activity.

Where more than one level of input is used to determine the fair value, the investment is classified as Level 1, 2 or 3 according to the lowest level input that has a significant impact on the fair value measurement.

The valuation methodologies used to measure plan investments at fair value, and the level in the fair value hierarchy in which these investments are generally classified are as follows:

Registered Investment Companies

These are classified as Level 1 and include publicly traded securities valued at quoted market prices. A mutual fund’s Net Asset Value (“NAV”) is calculated as of the close of business of the New York Stock Exchange and is based on published prices.

Common Collective Trust

The Managed Income Portfolio II Fund - Class 2 is classified as Level 2. This investment is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is priced daily. This pool primarily invests in short or long-term contracts issued by insurance companies (“GICs”), investment contracts issued by commercial banks (“BICs”), synthetic investment contracts, fixed income securities, and money market mutual funds. The portfolio seeks to maintain a stable $1 unit price. Investments in GICs, BICs and synthetic investment contracts are carried at fair value in accordance with FASB Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Additionally, an adjustment to contract value is presented in accordance with this FSP as this investment is fully benefit-responsive. Fixed income securities for which quotations are readily available are valued at their most recent bid price. For those securities for which quotations are not readily available, the security is valued based upon a method that the Trustee of the portfolio deems to be reflective of fair value. Investments in money market funds are valued at the net asset value each day. Inputs of this commingled pool are generally observable, but are based on other than quoted prices.

THG Stock Fund

Securities include publicly traded common stock of THG valued at quoted prices available on the New York Stock Exchange as well as cash and cash

The Allmerica Financial Agents’ Retirement Plan

December 31, 2008 and 2007

NOTE 3 - Fair Value Measurements (continued)

equivalents. The cash and cash equivalents are short-term investments that are priced daily and the carrying amount approximates fair value. The NAV of the fund is determined by dividing the net assets by the number of units in the fund that are outstanding. Because this fund is not actively traded on a quoted market, it is designated as Level 2.

As of December 31, 2008, the Plan assets have been fully distributed, therefore no assets or liabilities exist within the fair value hierarchy. Furthermore, the Plan did not hold any Level 3 assets during 2008 or as of December 31, 2008.

NOTE 4 - Party-in-interest transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee, as defined by the Plan (see Note 1 – Description of plan), or its affiliates, and, therefore, transactions related to these investments, such as purchases and sales, qualify as party-in-interest transactions.

The Plan invests in The THG Stock Fund which holds THG stock. This is the common stock of the Sponsor’s parent company, therefore, purchases and sales of THG stock are party-in-interest transactions.

NOTE 5 - Federal income taxes

The IRS had determined and informed the Sponsor by a letter dated July 10, 2002, that the Plan was qualified and the trust established under the Plan was tax exempt under the appropriate sections of the Internal Revenue Code. In a letter from the IRS dated March 29, 2007, the Sponsor was informed that the proposed termination of this Plan effective June 28, 2004 did not adversely affect its qualification for federal tax purposes (see Note 6 – Plan termination). The Plan Administrator believes that the Plan has complied with all requests of the IRS in respect to the termination of the Plan and that the Plan continues to be designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 6 - Plan termination

The Plan provided that in the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by the Sponsor, each affected participant’s interest in the Plan’s assets as of the termination date shall become 100% vested and non-forfeitable. In addition, upon termination of the Plan, the assets became payable to the participant either through a lump sum, installment or annuity form of payment as elected by the participant.

On June 22, 2004, the Board of Directors of FAFLIC voted to terminate the Plan. In a letter from the IRS dated March 29, 2007, the Sponsor received approval to terminate the Plan. The plan had previously vested all remaining participant accounts as a result of a partial plan termination in 2002. As of December 31, 2008, all of the assets of the Plan had been distributed. Substantially all of the Plan assets were distributed to participants, with the exception of approximately $1,400 escheated to the state as unclaimed funds.

The Allmerica Financial Agents’ Retirement Plan

December 31, 2008 and 2007

NOTE 7 - Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of the net decrease in net assets available for benefits per the financial statements to Form 5500 at December 31, 2008:

Net decrease in net assets available for benefits per the financial statements	$(1,362,609)
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	5.376

Net decrease in assets available for benefits per the Form 5500	$(1,357,233)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ALLMERICA FINANCIAL
AGENTS’ RETIREMENT PLAN
(Name of Plan)

by: The Hanover Insurance Company, as Plan Administrator

/s/ Lorna Stearns
Lorna Stearns
Vice President, Human Resources Chief Operations Officer
June 26, 2009